Date 30 January 2007

EMPIRE SPIRIT LTD.

INDEPENDENT TRADER LTD.

TRIATHLON INC.

SOLEIL TRUST INC.

JUNGLE INVESTMENT LIMITED and

NORTHERN YIELD SHIPPING LIMITED

as joint and several Borrowers

-and-

DnB NOR BANK ASA

as Lender

SECOND SUPPLEMENTAL AGREEMENT

in relation to a Loan Agreement dated 5 December 2005,

as amended by a Supplemental Agreement dated 27 February 2006,

for a loan facility of up to US$64,000,000

Ince & Co

47-49 Akti Miaouli

Piraeus 185 36

Athens, Greece

Tel: 210 429 2543

Fax: 210 429 3318

Index

Clause		Page No
1	INTERPRETATION	3
2	AGREEMENT OF THE LENDER	7
3	CONDITIONS PRECEDENT	7
4	REPRESENTATIONS AND WARRANTIES	9
5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS	10
6	FURTHER ASSURANCES	14
7	FEES AND EXPENSES	15
8	NOTICES	16
9	SUPPLEMENTAL	16
10	LAW AND JURISDICTION	16

THIS AGREEMENT is made on 30 January 2007

BETWEEN

(1)	EMPIRE SPIRIT LTD., INDEPENDENT TRADER LTD., TRIATHLON INC., SOLEIL TRUST INC., JUNGLE INVESTMENT LIMITED and NORTHERN YIELD SHIPPING LIMITED (together, the “Borrowers” and each a “Borrower”); and
(2)	DnB NOR BANK ASA of Norway acting through its office at 20 St Dunstan’s Hill, London EC3R 8HY, England as “Lender”.

BACKGROUND

(A)	By a loan agreement dated 5 December 2005 and made between (i) the Borrowers and (ii) the Lender, the Lender has made available to the Borrowers a loan facility of (originally) US$50,000,000.
(B)

By an agreement supplemental to the said loan agreement dated 27 February 2006 and made between the Borrowers and the Lender, the Lender has made available to the Borrowers a further loan facility under the Loan Agreement of US$14,000,000 (which together with the loan facility referred to Recital (A) represents the outstanding principal amount of the said loan at the date of this Agreement).

(C)	The total amount outstanding under the Loan Agreement as at the date hereof is US$59,392,000.
(D)

The Borrowers have made a request to the Lender that it makes available a further tranche (in one advance) of up to US$20,317,500 which shall be on-lent by the Borrowers to an affiliated company of the Borrowers, Evolution Crude Inc., to assist such company in financing part of the acquisition cost of the LPG carrier “GAS FLAWLESS”.

(E)

This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date, at the request of the Borrowers to make available Tranche D to the Borrowers and the consequential amendments to the Loan Agreement and the other Finance Documents.

IT IS AGREED as follows:

1	INTERPRETATION
1.1	Defined expressions. Words and expressions defined in the Loan Agreement and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.
1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Effective Date” means the Business Day not later than 28 February 2007 (or such later date as the Lender may agree with the Borrowers) on which all the conditions precedent referred to in Clause 3.2 have been fulfilled by the Borrowers;

“GAS FLAWLESS” means the 2007-built LPG carrier of 6,300 cubic metres currently registered in the ownership of Mia Shipping Ltd. under the Bahamas flag with the name “SUNNY DREAM” which is to be purchased by the Gas Flawless Owner pursuant to the Gas Flawless MOA and to be registered in its ownership under the Maltese flag with the name “GAS FLAWLESS”;

“Gas Flawless Account Security Deed” means a deed creating security in respect of the Gas Flawless Earnings Account in such form as the Lender may approve or require;

“Gas Flawless Approved Flag” means Maltese flag or such other flag as the Lender may approve as the flag on which the “GAS FLAWLESS” may be registered;

“Gas Flawless Charter” means a time charterparty in respect of “GAS FLAWLESS” dated 11 January 2007 (as supplemented and amended) and made between the Gas Flawless Owner and Vitol S.A.;

“Gas Flawless Charter Assignment” means a specific assignment of the rights of the Gas Flawless Owner under the Gas Flawless Charter executed or to be executed by the Gas Flawless Owner in favour of the Lender in such form as the Lender may approve or require;

“Gas Flawless Deed of Covenant” means a deed of covenant collateral to the Gas Flawless Mortgage made or to be made by the Gas Flawless Owner in favour of the Lender in such form as the Lender may approve or require;

“Gas Flawless Earnings Account” means an account in the name of the Gas Flawless Owner with the Lender in England designated “Evolution Crude Inc. - Earnings Account” or any other account (with that or another office of the Lender) which is designated by the Lender as the Gas Flawless Earnings Account for the purposes of the Loan Agreement;

“Gas Flawless Finance Documents” means, together:

(a)	the Gas Flawless Guarantee;
(b)	the Gas Flawless Shares Pledge;
(c)	the Gas Flawless Account Security Deed;
(d)	the Gas Flawless General Assignment;
(e)	the Gas Flawless Mortgage;
(i)	the Gas Flawless Charter Assignment; and

(g)	the Gas Flawless Deed of Covenant,

and, in the singular, means any of them;

“Gas Flawless General Assignment” means a first priority general assignment of the Earnings, the Insurances and any Requisition Compensation of “GAS FLAWLESS” executed or to be executed by the Gas Flawless Owner in favour of the Lender, in such form as the Lender may approve or require;

“Gas Flawless Guarantee” means, the guarantee of the obligations of the Borrowers under the Loan Agreement and the Finance Documents to be made by the Gas Flawless Owner in favour of the Lender in such form as the Lender may approve or require;

“Gas Flawless MOA” means, in relation to “GAS FLAWLESS” a memorandum of agreement dated 7 December 2006 made between Mia Shipping Ltd. as seller and the Gas Flawless Owner as buyer for a purchase price of $22,575,000;

“Gas Flawless Mortgage” means a first priority Maltese Statutory mortgage in respect of the “GAS FLAWLESS” made or to be made by the Gas Flawless Owner in favour of the Lender in such form as the Lender may approve or require;

“Gas Flawless Owner” means Evolution Crude Inc., a corporation incorporated in the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Gas Flawless Shares Pledge” means the pledge of all the shares of and in the Gas Flawless Owner, executed or to be executed by the Corporate Guarantor in favour of the Lender in such form as the Lender may approve or require;

“Loan Agreement” means the loan agreement dated 5 December 2005 referred to in Recital (A), as supplemented and amended by the supplemental agreement dated 27 February 2006 referred to in Recital (B);

“New Mortgage Addendum” means, in respect of each of “GAS ORACLE” and “GAS CZAR”, an addendum to the Mortgage in respect of the relevant Ship in such form as the Lender may approve or require and in the plural means both of them;

“Second Amendment Deed of Covenant” means, in respect of “GAS CATHAR”, an amendment to the Deed of Covenant in respect of that Ship in such form as the Lender may approve or require;

“Second Amendment Mortgage” means, in respect of each of “GAS CATHAR”, “GAS MARATHON” and “GAS SINCERITY” an amendment mortgage to the Mortgage in respect of the relevant Ship in such form as the Lender may approve or require and in the plural, means all of them;

“Substitute Deed of Covenant” means, in relation to each of “GAS LEGACY” and “GAS MONARCH”, a deed of covenant collateral to the Substitute Mortgage in respect of such Ship in such form as the Lender may approve or require and, in the plural, means both of them;

“Substitute Mortgage” means, in relation to:

(a)	“GAS LEGACY”, a first priority Cyprus statutory mortgage in respect of that Ship;
(b)	“GAS ETERNITY”, a first priority Cyprus statutory mortgage in respect of that Ship; and
(c)	“GAS MONARCH”, a first priority Bahamas statutory mortgage in respect of that Ship,

executed or to be executed by the Owner of the relevant Ship in favour of the Lender in such form as the Lender may approve or require and, in the plural, means all of them;

“Third Finance Documents” means, together:

(a)	the Gas Flawless Finance Documents;
(b)	the Substitute Deeds of Covenant;
(c)	the Substitute Mortgages;
(d)	the Second Amendment Mortgages;
(e)	the Second Amendment Deed of Covenant;
(f)	the New Mortgage Addenda;
(g)	Gas Eternity New Mortgage; and
(h)	Gas Eternity New Deed of Covenant,

and, in the singular, means any of them;

“Tranche D” means an amount equal to the lesser of (a) $20,317,500 and (b) an amount equal to 90 per cent of the lesser of (i) the Market Value of the “GAS FLAWLESS” on the Tranche D Drawdown Date and (ii) the Purchase Price of “GAS FLAWLESS”, to be made available by the Lender to the Borrowers (who shall on-lend the same to the Gas Flawless Owner) in one advance in accordance with clauses 2.2 and 3.2 of the Loan Agreement and upon the terms and conditions specified in this Agreement; and

“Tranche D Drawdown Date” means, in respect of Tranche D, the date requested by the Borrowers for Tranche D to be made available, or (as the context requires) the date on which Tranche D is actually advanced to the Borrowers.

1.3	Application of construction and Interpretation provisions of Loan Agreement. Clauses 1.2, 1.3, 1.4 and 1.5 of the Loan Agreement apply, with any necessary modifications, to this Agreement.
2	AGREEMENT OF THE LENDER
2.1	Agreement of the Lender. The Lender agrees, subject to and upon the terms and conditions of this Agreement, to make available Tranche D to the Borrowers under the Loan Agreement.
2.2	Effective Date. The agreement of the Lender contained in Clauses 2.1 shall have effect on and from the Effective Date.
3	CONDITIONS PRECEDENT
3.1	General. The agreement of the Lender contained in Clauses 2.1 is subject to the fulfillment of the conditions precedent in Clause 3.2.
3.2

Conditions precedent to Tranche D. The conditions referred to in Clause 3.1 are that the Lender shall have received the following documents and evidence in all respects in form and substance satisfactory to the Lender and its lawyers on or before 28 February 2007 (or such later date as the Lender may agree with the Borrowers):

(a)

documents of the kind specified in paragraphs 3, 4 and 5 of Schedule 2, Part A of the Loan Agreement in relation to each Borrower and each Additional Guarantor updated with appropriate modifications to refer to this Agreement and the Third Finance Documents;

(b)

documents of the kind specified in paragraph 2, 3, 4 and 5 of Schedule 2, Part A of the Loan Agreement in relation to the Gas Flawless Owner authorising (inter alia) the execution of the Gas Flawless Finance Documents;

(c)	originals of this Agreement and the Third Finance Documents, duly executed by the parties thereto;
(d)

the originals of any mandates or other documents required in connection with the opening or operation of the Gas Flawless Earnings Account and all other information required by the Lender in relation to its “know your customer” regulations (whether in connection with the opening of the Gas Flawless Earnings Account or otherwise);

(e)

copies of the Gas Flawless MOA and the Gas Flawless Charter (and all addenda thereto) and of all documents signed or issued by the Gas Flawless Owner or the other parties thereto under or in connection with any of them;

(f)	documentary evidence that:

(i)

“GAS FLAWLESS” has been duly delivered to, and accepted by, the Gas Flawless Owner in accordance with the Gas Flawless MOA and the full purchase price payable thereunder (in addition to the part thereof being financed by Tranche D) has been duly paid;

(ii)	“GAS FLAWLESS” is definitively and permanently or provisionally registered in the name of the Gas Flawless Owner under the Gas Flawless Approved Flag;
(iii)	“GAS FLAWLESS” is in the absolute and unencumbered ownership of the Gas Flawless Owner save as contemplated by the Gas Flawless Finance Documents;
(iv)

“GAS FLAWLESS” maintains the class as set out in clause 13.3(b) of the Loan Agreement with a classification society acceptable to the Lender free of all overdue recommendations and conditions of such classification society,

(v)	the Gas Flawless Mortgage has been duly registered against “GAS FLAWLESS” as a valid first preferred mortgage in accordance with the laws of the relevant flag state; and
(vi)	“GAS FLAWLESS” is insured in accordance with the provisions of Gas Flawless Finance Documents and all requirements therein in respect of insurances have been complied with;
(g)	documents establishing that “GAS FLAWLESS” will, as from the Tranche D Drawdown Date, be managed by the applicable Approved Manager on terms acceptable to the Lender, together with:
(i)

a letter of undertaking executed by the Approved Manager in favour of the Lender in the terms required by the Lender agreeing certain matters in relation to the management of “GAS FLAWLESS” and subordinating the rights of the Approved Manager against the Gas Flawless Owner to the rights of the Lender under the Finance Documents; and

(ii)

copies of the Approved Manager’s Document of Compliance and of “GAS FLAWLESS” Safety Management Certificate (together with any other details of the applicable safety management system which the Lender requires);

(h)

a satisfactory valuation of “GAS FLAWLESS” addressed to the Lender, stated to be for the purposes of this Agreement and dated not earlier than 30 days before the Tranche D Drawdown Date to be prepared in accordance with the provisions of clause 14.3 of the Loan Agreement by 2 of the shipbrokers referred to in clause 14.3 of the Loan Agreement;

(i)	the endorsement at the end of this Agreement signed by the Corporate Guarantor and each Shareholder;
(j)	documentary evidence that:
(i)

the Substitute Mortgages and the Substitute Deeds of Covenant relative to “GAS LEGACY” and “GAS ETERNITY” have been duly registered against “GAS LEGACY” and “GAS ETERNITY” as, respectively, valid first priority statutory mortgages and collateral deeds of covenant in accordance with the laws of Cyprus;

(ii)	the Substitute Mortgage relative to “GAS MONARCH” has been duly registered against “GAS MONARCH” as a valid first priority statutory mortgage in accordance with the laws of the Bahamas;
(iii)

the New Mortgage Addenda have been duly recorded against “GAS ORACLE” and “GAS CZAR” as valid addenda to respectively, the Mortgage in respect of “GAS ORACLE” and the Gas Czar Mortgage in accordance with the laws of the Marshall Islands;

(iv)

the Second Amendment Mortgage in respect of each of “GAS MARATHON” and “GAS SINCERITY” has been duly registered against the relevant Ship as a valid amendment to the Mortgage in respect of that Ship in accordance with the laws of Panama; and

(v)	the Second Amendment Mortgage in respect of “GAS CATHAR” has been duly registered against that Ship as a valid amendment to the Mortgage in respect of that Ship in accordance with the laws of Malta;.
(k)

favourable legal opinions from lawyers appointed by the Lender on such matters concerning the laws of Liberia, Marshall Islands, Cyprus, Malta, the Bahamas and Panama and such other relevant jurisdictions as the Lender may require;

(1)	the Lender shall have received the arrangement fee referred to in Clause 7.1;
(m)	documentary evidence that the agent for service of process named in clause 30 of the Loan Agreement has accepted its appointment; and
(n)

any further opinions, consents, agreements and documents in connection with this Agreement and the Finance Documents which the Lender may request by notice to the Borrowers prior to the Effective Date.

4	REPRESENTATIONS AND WARRANTIES
4.1

Repetition of Loan Agreement representations and warranties. Each Borrower represents and warrants to the Lender that the representations and warranties in clause 9 of the Loan Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

4.2

Repetition of Finance Document representations and warranties. Each Borrower represents and warrants to the Lender that the representations and warranties in the Finance Documents (other than the Loan Agreement) to which it is a party, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS
5.1	Specific amendments to Loan Agreement. With effect on and from the Effective Date the Loan Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	by adding in Clause 1.1 thereof each of the definitions in Clause 1.1 of this Agreement (other than the definitions of “Effective Date”, “Loan Agreement” and “Tranche D Drawdown Date”);
(b)	by adding a new sub-paragraph (e) in the definition of “Approved Manager” in Clause 1.1 thereof as follows:,
“(e)	“GAS FLAWLESS”, Stealth Maritime Corporation S.A. whose registered office is at 80 Broad Street, Monrovia, Liberia”;
(c)	by adding a new sub-paragraph (iv) in paragraph (a) of the definition of “Availability Period” in Clause 1.1 thereof as follows:
“(iv)	in respect of Tranche D, 28 February 2007”;
(d)	by deleting (i) from the definition of “Asset Cover Ratio” in Clause 1.1 thereof and replacing it with:

“(i) the Loan on a Margin Calculation Date less the average aggregate closing balance on the Earnings Accounts, the Gas Flawless Earnings Account and the Additional Ship Earnings Accounts during the 90 days preceding that Margin Calculation Date”;

(e)	[by adding in the third line of the definition of “Charter” in Clause 1.1 thereof after the reference to “Gas Czar Charter”, the words “and the Gas Flawless Charter”;]
(f)	by replacing the figure “$64,000,000” with “$84,317,500” in the definition of “Commitment” in Clause 1.1 thereof,
(g)	by construing all references in the Loan Agreement and the other Finance Document to the Deed of Covenant relative to “GAS CATHAR”

to mean that Deed of Covenant as amended by the Second Amendment Deed of Covenant;

(h)	by adding in the first line of the definition of “Drawdown Date” in Clause 1.1 thereof after the reference to “Tranche C” the words “or to Tranche D”;
(i)	by adding to the definition of “Finance Documents” in Clause 1.1 thereof the words “and (o) the Third Finance Documents”;
(j)

by construing all references in the Loan Agreement and the other Finance Documents to the Mortgages relative to the Existing Ships and the Additional Ship Mortgages relative to the Additional Ships to mean:

(i)	in the case of each of “GAS LEGACY”, “GAS ETERNITY” and “GAS MONARCH”, the Substitute Mortgage relative thereto;
(ii)	in the case of each of “GAS CATHAR”, “GAS MARATHON” and “GAS SINCERITY”, the Mortgage relative to such Ship as amended by the Second Amendment Mortgage relative thereto;
(iii)	in the case of “GAS ORACLE” and “GAS CZAR” the Mortgage or Additional Ship Mortgage relative to such Ship as amended by the New Mortgage Addendum relating thereto;
(k)	by adding sub-paragraphs (g) and (h) to the definition of “Mortgage” as follows:
“(g)	the Additional Mortgages; and
(h)	the Gas Flawless Mortgage”;
(l)	in the definition of “Margin” in Clause 1.1 thereof, by deleting (a) and replacing it with “(a) until and including 11 March 2007, 0.70 per cent. per annum”;
(m)	by adding in the definition of “Owner” in Clause 1.1 thereof after the word “Borrower or, as the case may be, the additional Guarantor” the words “or the Gas Flawless Owner”;
(n)

by adding in the left hand column in the definition of “Owner” in Clause 1.1 thereof reference to “GAS FLAWLESS” and adding opposite the name of such Ship in the right hand column the words “the Gas Flawless Owner”;

(o)	by deleting the definition of “Purchase Price” in Clause 1.1 thereof and replacing it with:

“Purchase Price” means, in relation to a New Ship, an Additional Ship, and the “GAS FLAWLESS” the aggregate amount paid or to be paid by the relevant Borrower or, as the case may be, the relevant Additional Guarantor or the Gas Flawless Owner to the seller of that New Ship, that Additional Ship or the “GAS FLAWLESS” pursuant to the MOA, the Additional Ship MOA or the Gas Flawless MOA which relates thereto;”

(p)	by adding in the first line of the definition of “Security Party” in Clause 1.1 thereof after the reference to “Additional Guarantor” the words “the Gas Flawless Owner”;
(q)	by adding new sub-paragraph (i) in the definition of “Shareholder” in Clause 1.1 thereof as follows:

“(i) in the case of the Gas Flawless Owner, Stealthgas;

(r)	by adding a new sub-paragraph (d) in the definition of “Ships” in Clause 1.1 thereof as follows:

“(d) “GAS FLAWLESS”;

(s)	by construing the definition of “Tranche” in Clause 1.2 thereof as if the same included reference to Tranche D;
(t)

by deleting from Clause 2.1 thereof the words and figures “five Advances a loan facility of up to $50,000,000 divided in two tranches” and replacing them with “eight Advances a loan facility of up to $84,317,500 divided in four tranches”;

(u)	by adding a new sub-paragraph (d) in Clause 2.1 thereof as follows:
(d)

an amount equal to the lesser of (i) $20,317,500 and (ii) an amount equal to 90 per cent of the lesser of (A) the aggregate Market Value of the “GAS FLAWLESS” on the Tranche D Drawdown Date and (B) the Purchase Price of the “GAS FLAWLESS”:

(v)	by adding in Clause 3.2(c) after the words to “Tranche C”, the words “and Tranche D”;
(w)	by adding a new paragraph (f) in Clause 3.2 (and re-constituting the existing paragraph (f) as paragraph (g) as follows:
“(f)	Tranche D shall not exceed 90 per cent. of the lesser of (i) the Market Value of the “GAS FLAWLESS” on the Tranche D Drawdown Date and (ii) the Purchase Price of the “GAS FLAWLESS”; and”;
(x)	by replacing the words to “the Drawdown Date applicable to the final Advance in respect of Tranche C” in the second line of Clause 4.12 thereof with the words “12 March 2007”;

(y)	by adding a new paragraph (e) in Clause 5.2 thereof (and reconstituting the existing Paragraphs (e) and (f) as respectively paragraphs (f) and (g) as follows:
“(e)

the first Interest Period in relation to Tranche D shall commence on the Tranche D Drawdown Date and shall expire on the last day of the Interest Period which is then current for Tranches A, B and C (as consolidated pursuant to Clause 5.2(d)) and thereafter Interest Periods in relation to Tranches A, B, C and D which are outstanding at the relevant time shall commence and expire on the same dates and shall be consolidated to form one Interest Period;”;

(z)	by deleting Clause 7.1(a) and Clause 7.1(b) and replacing them with the following:
(a)	20 consecutive six-monthly instalments of:
(i)	in the case of the first and second instalment, $4,608,000 each;
(ii)	in the case of the third to sixth instalments (inclusive), $3,862,125 each;
(iii)	in the case of the seventh to twentieth instalments (inclusive), $3,094,125 each; and
(b)	a balloon instalment of $16,335,250 (as such amount may be increased through the operation of Clause 7.11, the “Balloon Instalment”).”;
(aa)	by deleting Clause 7.2(a) thereof and replacing it with:
(a)	the first instalment shall be repaid on 9 March 2006;
(bb)	by deleting Clause 7.2(b) thereof and replacing them with:
(b)	the last instalment, together with the Balloon Instalment, shall be repaid on 9 March 2016;
(cc)	by replacing the figure “$2,300,000” in the third line of Clause 7.11(c) thereof with “$3,090,125”;
(dd)	by adding in Clause 14.3(b) thereof after the number “14” the words “or, for the purposes of calculating the Margin, 30”;
(ee)	by adding in Clauses 18.1(h), (j) and (o), 10.6 and 13.15 thereof after the word “Borrower” wherever it appears the words “,Additional Guarantor or, as the case may be, the Gas Flawless Owner”; and

(ff)

by deleting from the proviso to Clause 14.3 the words “such two valuations differ by more than 15 per cent.” and replacing them with the words “the higher of such two valuations is greater than 115% of the lower one”;

(gg)	by adding new Clause 18.1(p) as follows: “(p) the Gas Flawless Owner or either of the Additional Guarantors shall cease to be wholly owned subsidiaries of the Corporate Guarantor”;
(hh)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Loan Agreement as amended and supplemented by this Agreement; and
(ii)

by deleting from Clause 30.4 the words “Richards Butler at its registered office for the time being, presently at Beaufort House, 15 St. Botolph Street, London EC3A 7EE, England” and replacing them with the words “Saville & Co at their office for the time being, presently at One Carey Lane, London EC2V 8AE, England”.

5.2

Amendments to Finance Documents. With effect on and from the Effective Date each of the Finance Documents other than the Loan Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)

the definition of, and references throughout each of the Finance Documents to, the Loan Agreement and any of the other Finance Documents shall be construed as if the same referred to the Loan Agreement and those Finance Documents as amended and supplemented by this Agreement or the relevant Third Finance Documents;

(b)

by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this Agreement or the relevant Third Finance Documents.

5.3	Finance Documents to remain In full force and effect. The Finance Documents shall remain in full force and effect as amended and supplemented by:
(a)	the amendments to the Finance Documents contained or referred to in Clauses 5.1 and 5.2 or the relevant Third Finance Documents; and
(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement,
6	FURTHER ASSURANCES
6.1	Borrowers’ obligation to execute further documents etc. The Borrowers shall, and shall procure that any other party to any Security Document shall:

(a)

execute and deliver to the Lender (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Lender may, in any particular case, specify,

(b)

effect any registration or notarisation, give any notice or take any other step, which the Lender may, by notice to the Borrowers or other party, specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2	Purposes of further assurances. Those purposes are:
(a)

validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Loan Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.
6.3

Terms of further assurances. The Lender may specify the terms of any document to be executed by a Borrower or any other party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Lender considers appropriate to protect its interests.

6.4	Obligation to comply with notice. Each Borrower or any other party shall comply with a notice under Clause 6.1 by the date specified in the notice.
6.5

Additional corporate action. At the same time as a Borrower or any other party delivers to the Lender any document executed under Clause 6.1(a), a Borrower or any other party shall also deliver to the Lender a certificate signed by 2 of that Borrower’s or that other party’s directors which shall:

(a)	set out the text of a resolution of that Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Lender, and
(b)

state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under that Borrower’s or that other party’s articles of association or other constitutional documents.

7	FEES AND EXPENSES
7.1	Arrangement fee. The Borrowers shall pay to the Lender on the date of this Agreement a non-refundable arrangement fee of $50,795.
7.2	Expenses. The provisions of clause 19 (Fees and Expenses) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	NOTICES
8.1

General. The provisions of clause 27 (Notices) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL
9.1	Counterparts. This Agreement may be executed in any number of counterparts.
9.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.
10	LAW AND JURISDICTION
10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.
10.2

Incorporation of the Loan Agreement provisions. The provisions of clause 30 (Law and Jurisdiction) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

THIS AGREEMENT has been duly executed as a Deed on the date stated at the beginning of this Agreement.

BORROWERS

EXECUTED as a DEED	)
by EMPIRE SPIRIT LTD.	)
acting by	)
its duly authorised attorney-in-fact	)

EXECUTED as a DEED	)
by INDEPENDENT TRADER LTD.	)
acting by	)
its duly authorised attorney-in-fact	)

EXECUTED as a DEED	)
by TRIATHLON INC.	)
acting by	)
its duly authorised attorney-in-fact	)

EXECUTED as a DEED	)
by SOLEIL TRUST INC.	)
acting by	)
its duly authorised attorney-in-fact	)

EXECUTED as a DEED	)
by JUNGLE INVESTMENT LIMITED	)
acting by	)
its duly authorised attorney-in-fact	)

EXECUTED as a DEED	)
by NORTHERN YIELD SHIPPING LIMITED	)
acting by	)
its duly authorised attorney-in-fact	)

LENDER

EXECUTED as a DEED		)
by DnB NOR BANK ASA		)
acting by		)
its duly authorised attorney-in-fact		)

Witness to all the above		)
Signatures:		)
Name:	RONAN LE DÛ
Address:	Ince & Co Akti Miaouli 47-79 Piraeus 185 36 Greece

We on this 30 day of January, 2007 hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Second Supplemental Agreement and agree in all respects to the same and confirm that the Finance Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrowers under the Loan Agreement (as amended by the Second Supplemental Agreement) and shall, without limitation, secure the Loan (as increased or to be increased by the amount of Tranche D), and we further acknowledge that Saville & Co of One Carey Lane, London EC2V 8AE, England have been appointed as agent to receive and accept any process or other document relating to any proceedings in the English courts which are connected with the Loan Agreement and the Finance Documents.

For and on behalf of	For and on behalf of
CEDRIC FINANCE INC.	QUINTA TRADING CO.

For and on behalf of	For and on behalf of
DREW INTERNATIONAL INC.	REINA PROPERTIES CORP.

For and on behalf of	For and on behalf of
STEALTHGAS INC.	BALKAN HOLDING INC.

For and on behalf of
BALCAN PROFIT LIMITED

DRAWDOWN NOTICE

To:	DnB NOR BANK ASA
20 St Dunstan’s Hill,
London EC3R 8HY

Attention:	30th, January 2007

DRAWDOWN NOTICE

1

We refer to the loan agreement dated 5 December 2005 (as supplemented and amended by a supplemental agreement dated 27 February 2006 and a second supplemental agreement dated January 2007 the “Loan Agreement”) and made between us as Borrowers and you as Lender in connection with a loan facility of $84,317,500. Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2	We request to borrow Tranche D of the Loan as follows:
(a)	Amount: $20,317,500;
(b)	Drawdown Date: 31st January 2007;
(c)	Duration of the first Interest Period shall be fixed till 9th March 2007.
(d)

Payment instructions: for the Lender to pay to a suspense account in the name of the Lender with Alpha Bank, Piraeus for release to the “GAS FLAWLESS” Sellers upon presentation to Alpha Bank of a copy of written instructions duly signed by either one of Robin Lloyd Parry, British passport no. 702014612 and Ronan Le Du, French passport no. 04FE59978.

3	We represent and warrant that:
(a)	the representations and warranties in Clause 9 of the Loan Agreement would remain true and not misleading if repeated on the date of this notice with reference to the circumstances now existing;
(b)	no Event of Default or Potential Event of Default has occurred or will result from the borrowing of the Loan; and
4	This notice cannot be revoked without the prior written consent of the Lender

Attorney-in-Fact for and on behalf of EMPIRE SPIRIT LTD. INDEPENDENT TRADER LTD. TRIATHLON INC. SOLEIL TRUST INC. JUNGLE INVESTMENT LIMITED NORTHERN YIELD SHIPPING LIMITED